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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        FOREMOST CORPORATION OF AMERICA
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   345469100
                       ----------------------------------
                                 (CUSIP Number)

          DAVID J. SHLADOVSKY, 1800 AVENUE OF THE STARS, SECOND FLOOR
                     LOS ANGELES, CA 90067    310/556-2721
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    06/19/98
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     345469100                                       PAGE 2 OF  8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (A) KAIM NON-TRADITIONAL, L.P. - 95-4486379
      (B) RICHARD A KAYNE            - ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      (A) IS A CALIFORNIA LIMITED PARTNERSHIP
      (B) IS A U.S. CITIZEN
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          (A) 0
                          (B) 866,534
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
                          (A) 2,841,953
    BENEFICIALLY          (B) 2,869,136
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            (A) 0
                          (B) 866,534
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          (A) 2,841,953
                          (B) 2,869,136
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (A) 2,841,953
      (B) 3,735,670
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      (A) 10.34%
      (B) 13.59%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      (A) IA
      (B) IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5. Interest in Securities of the Issuer

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
          Section 13(d)(3) of the Act:

     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
          Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

          Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

     (d) If any person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     (e) If applicable, state the date on which the reporting ceased to be the beneficial owner of more than five percent of the class of securities.

          Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Material to Be File as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SEE ATTACHED
--------------------------------               --------------------------------
             Date                                         Signature

                                               --------------------------------
                                                         Name/Title

SEC 1746 (9-88)

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

        Foremost Corporation of America
        5600 Beech Tree Lane
        Caldonia, MI  49316

ITEM 2.  IDENTITY AND BACKGROUND

a.      KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

        Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to four investment funds named Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P., each a California limited partnership. KAIM N-T, LP also serves as investment adviser to other clients, including Kayne, Anderson Offshore Limited, a British Virgin Islands corporation. The principal business address of KAIM, Inc., KAIM N-T, LP and the four investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

        During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the four investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.      RICHARD A. KAYNE

        Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is a registered investment adviser. KA is a registered broker/dealer and registered investment adviser. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

        Mr. Kayne is the controlling shareholder of KAIM, Inc., KAIM, LLC and KA.

                                     4 of 8

        During the past five years, none of Mr. Kayne, KAIM, LLC or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc. and KAIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

        JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

        WILLIAM T. MILLER.  Chief Financial Officer of KAIM, Inc. and KA.

        ALLAN M. RUDNICK.  Manager of KAIM, LLC

        HOWARD M. ZELIKOW.  Vice President and Director of KAIM, Inc.

        ROBERT V. SINNOTT.   Vice President of KAIM, Inc.

        JERRY R. WELCH.  Vice President of KAIM, Inc.

        DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM, Inc. and KA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KAIM N-T, LP, and KAIM, LLC, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. KAIM N-T, LP and Richard A. Kayne report beneficial ownership of 2,841,953 and 3,735,670 shares, representing 10.34% and 13.59% of the shares outstanding, respectively.

b. KAIM N-T, LP has shared voting and dispositive power (with Richard A. Kayne) over its 2,841,953 shares. Richard A. Kayne has sole voting and dispositive power over 866,534 shares and shared voting and dispositive power (with KAIM N-T, LP or KAIM, Inc.) over 2,869,136 shares, together representing 13.59% of the outstanding shares of the common stock of the issuer.

                                     5 of 8

        The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by accounts for which KAIM N-T, LP serves as investment adviser (and, in some cases, as general partner) or by KAIM N-T, LP. The shares over which Mr. Kayne and KAIM, Inc. have shared voting and dispositive power are held by KAIM, Inc. The shares over which Mr. Kayne and KAIM, LLC have shared voting and dispositive power are held by accounts for which KAIM, LLC serves as investment adviser.

        KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares held by it or attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KAIM N-T, LP in such limited partnerships.

c. All transactions for the reporting parties were effected by KAIM N-T, LP or KAIM, LLC through KA, as broker. Purchases and sale of the shares were made as follows:

          Date        Type          # of shares         Price          Where/how transaction effected
          ----        ----          -----------         -----          ------------------------------
        04/29/98        Buy            5,100            $24.07          New York Stock Exchange
        05/07/98         "             6,500            $25.17           "   "     "      "
        06/10/98       Sell              387            $24.45           "   "     "      "
        06/19/98        Buy           45,700            $23.21           "   "     "      "

d.  Not applicable

e.  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             June 24, 1998
-------------------------------------------
                 Date

/s/      RICHARD A. KAYNE
-------------------------------------------
          Richard A. Kayne


KAIM NON-TRADITIONAL, L.P.

By:     Kayne Anderson Investment Management, Inc.


        By:  /s/    David J. Shladovsky
            -------------------------------------------
                David J. Shladovsky, Secretary


                                     6 of 8

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



/s/     RICHARD A. KAYNE
-------------------------------------------
        Richard A. Kayne



/s/     DAVID J. SHLADOVSKY
-------------------------------------------
        KAIM Non-Traditional, L.P., by
        David J. Shladovsky, Secretary of
        Kayne Anderson Investment Management, Inc.,
        general partner


                                     7 of 8

          EXHIBIT TO SCHEDULE 13D, AMENDMENT NO. 4 OF FILING CONCERNING
                      FOREMOST CORPORATION OF AMERICA (FOM)



        Filing Parties                                                               Shares
        --------------                                                           -------------
        KAIM Non-Traditional, L.P.

        -     Managed Investment Limited Partnerships                                2,577,378

        -     Other Managed Accounts                                                   218,300

        -     Direct                                                                    46,275
                                                                                 -------------

                                                                 Sub-Total           2,841,953

        Richard A. Kayne

        -     Direct ownership                                                         866,534

        -     Kayne Anderson Investment Management, Inc.                                14,325

        -     Kayne Anderson Investment Management, LLC managed accounts                12,858
                                                                                 -------------

                                                                 Sub-Total             893,717


                                                                 TOTAL               3,735,670
        06/24/98




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